5. SPECIAL MEETING OF SHAREHOLDERS
On March 14, 2016, a special meeting of shareholders of the YCG Enhanced Fund was held at the offices of YCG, LLC for the purpose of approving the removal of the Fund’s fundamental diversification policy and approving the adjournment of the special meeting to permit further solicitation of proxies.

Below are the voting results from the special meeting of the Fund: